Filed Pursuant to Rule 253(g)(2)

File No. 024-11171

CONCREIT FUND I LLC

SUPPLEMENT NO. 12 DATED March 30, 2021 (THE “SUPPLEMENT”)

TO THE OFFERING CIRCULAR DATED MAY 13, 2020

This Supplement is part of the offering circular dated May 13, 2020, (the “Offering Circular”) of Concreit Fund I LLC (“Concreit”) and should be read in conjunction with the Offering Circular. Terms used in this Supplement and not otherwise defined herein have the same meanings as set forth in our Offering Circular and any supplements thereto. The purpose of this Supplement is to disclose:

1.	implementation of the fee-waiver credit program;

Fee-Waiver Credit Program

As of March 29, 2021, the Company has implemented a program which benefits the investors by ways of providing a fee-waiver credit for all unprocessed capital (hereinafter, the “Program”). The Program applies to all initial or additional capital contribution, as well as any reinvestments that the investors have made, but remain in the escrow account and unprocessed. The purpose of the Program is to enhance user experience by accommodating investors who are experiencing delays that occur during the processing time.

During such period, an investor will be credited an amount such that it would achieve an equivalent of the rate of return as if the investor was a Member of the Fund but for the processing time. This will be achieved by the reduction of the Management Fee that the Manager is entitled to pursuant to the Offering Circular. The fee-waiver credit (i.e., reduction of fees) will be accounted for once the investor’s capital is processed. This Program may be terminated or amended at any time, as determined by the Manager in its discretion. In making such determination, the Manager may look to the market condition, performance of the Company, improvement of investor onboarding, among others.